SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. 1 for
                           Gregory and Richard Rotman
                         and Original for Andrew Pilaro)

                    Under the Securities Exchange Act of 1934

                            Sales Online Direct, Inc.
                   f/k/a Securities Resolution Advisors, Inc.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                    81375R107

                                 (CUSIP Number)

                                Robert W. Forman
                           Shapiro Forman & Allen LLP
                               380 Madison Avenue
                            New York, New York 10017
                                  212-972-4900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 20, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

         Check the following box if a fee is being paid with the statement |__|.


                               Page 1 of 13 pages

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--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 2 of 13 pages
--------------------                                    -----------------------

1    NAME OF REPORTING PERSON

          Gregory Rotman

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX                                          (a) [ ]
     IF A MEMBER OF A GROUP                                             (b) [ ]
- ------------------------------------------------------------------------------
3    SEC USE ONLY
- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- ------------------------------------------------------------------------------
NUMBER OF        7    SOLE VOTING POWER                               8,309,005
SHARES           --------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER                                -0-
OWNED BY         --------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER                          8,309,005
REPORTING        --------------------------------------------------------------
PERSON WITH     10   SHARED VOTING POWER                                -0-
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON

          8,309,005
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                 [ ]
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.90%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
- ------------------------------------------------------------------------------

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 3 of 13 pages
--------------------                                    -----------------------

1    NAME OF REPORTING PERSON

          Richard Rotman

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX                                          (a) [ ]
     IF A MEMBER OF A GROUP                                             (b) [ ]
- ------------------------------------------------------------------------------
3    SEC USE ONLY
- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                                     OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- ------------------------------------------------------------------------------
NUMBER OF        7    SOLE VOTING POWER                               10,155,451
SHARES           --------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER                                -0-
OWNED BY         --------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER                         10,155,451
REPORTING        --------------------------------------------------------------
PERSON WITH8     10   SHARED VOTING POWER                                -0-
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON

     10,155,451
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                 [ ]
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.88%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

         IN
- ------------------------------------------------------------------------------

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 4 of 13 pages
--------------------                                    -----------------------


1    NAME OF REPORTING PERSON

          Andrew Pilaro

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX                                          (a) [ ]
     IF A MEMBER OF A GROUP                                             (b) [ ]
- ------------------------------------------------------------------------------
3    SEC USE ONLY
- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          PF
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

- ------------------------------------------------------------------------------
NUMBER OF        7    SOLE VOTING POWER                                  1,700
SHARES           --------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER                                  -0-
OWNED BY         --------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER                             1,700
REPORTING        --------------------------------------------------------------
PERSON WITH8     10   SHARED VOTING POWER                                  -0-
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON

          1,700
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                 [ ]
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 1%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
- ------------------------------------------------------------------------------

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 5 of 13 pages
--------------------                                    -----------------------


                           STATEMENT FOR SCHEDULE 13D

     This amended statement is being filed on behalf of each of Gregory Rotman ("G. Rotman") and Richard Rotman ("R. Rotman") to amend the initial statement for Schedule 13D filed on March 8, 1999, and as an initial statement on behalf of Andrew Pilaro ("Pilaro"). G. Rotman and R. Rotman are sometimes referred to as the "Rotmans" and collectively with Pilaro as the "Reporting Persons".

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Shares") of Sales Online Direct, Inc. f/k/a Securities Resolution Advisors, Inc., a Delaware corporation (the "Issuer") pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 4 Brussels Street, Worcester, MA 01610.

ITEM 2.  IDENTITY AND BACKGROUND.

   I.   (a)    Gregory Rotman.
        (b)    4 Brussels Street, Worcester, MA 01610.
        (c)    President and Director of the Issuer.
        (d)    No.
        (e)    No.
        (f)    U.S.

   II.  (a)    Richard Rotman.
        (b)    4 Brussels Street, Worcester, MA 01610.
        (c)    Vice-President, Treasurer, Secretary and Director of the Issuer.
        (d)    No.
        (e)    No.
        (f)    U.S.

   III. (a)    Andrew Pilaro
        (b)    36 Fitzwilliam Place, Dublin 2, Ireland.
        (c)    Assistant to the Chairman of CAP Advisors Limited.
        (d)    No.
        (e)    No.
        (f)    U.S.

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 CUSIP NO.81375R107                                        Page 6 of 13 pages
--------------------                                    -----------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information regarding the Rotmans reported in Items 1-3, 5 and 6 of their Initial Statement is hereby incorporated by reference.

     Mr. Pilaro acquired the Shares beneficially owned by him for an aggregate of $5,675 all of which came from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     G. Rotman is president and chief executive officer, and R. Rotman is vice president, chief financial officer and secretary, of the Issuer. The Rotmans also constitute two of the Issuer's four directors; the other two directors are Marc Stengel ("Stengel") and his aunt, Hannah Kramer ("Kramer"). Stengel also goes by the alias "Steve Schall."

     On or about February 25, 1999, the Rotmans, Stengel and Kramer received an aggregate 36,928,912 shares of the Issuer's common stock (representing approximately 80% of the Issuer's outstanding shares) when companies they owned merged with, or were acquired by, the Issuer. Following that transaction, the Issuer's business has been conducted through four divisions, i.e., Auction, Inc., Rotman Auction, World Wide Collectors Digest, Inc. ("WWCD") and Internet Collectibles. R. Rotman runs the Rotman Auction division, which accounted for approximately 97% of the Issuer's revenues for the twelve months ended March 31, 2000, and G. Rotman is the Issuer's Chief Executive Officer.

     Until May 5, 2000, Stengel was charged with running WWCD, which designed, hosted and maintained client websites. WWCD's business was conducted from offices in Maryland, while the Issuer's remaining businesses and its administrative functions were conducted from its offices in Massachusetts.

     For the period of February 25, 1999 through March 31, 2000, the WWCD division generated revenues of only $32,000, while incurring expenses of approximately $1,000,000. During the winter and spring of 2000, the Rotmans became concerned about Stengel's refusal to provide both the Issuer's auditors and them with financial and other information regarding WWCD. At Stengel's direction, employees of WWCD refused to provide the Rotmans with information necessary to timely prepare and file the Issuer's Form 10-Q for the quarter ended March 31, 2000. In an effort to thwart the Rotmans' inquiries into WWCD's activities,

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 6 of 13 pages
--------------------                                    -----------------------


one WWCD employee, apparently at Stengel's direction, removed the computer from Stengel's office.

     In late April and early May 2000, the Rotmans, on behalf of the Issuer, successfully gained access to WWCD's facilities and conducted an investigation of Stengel's activities at WWCD. Such investigation led the Rotmans to conclude that Stengel had been engaged in a pattern of activity to defraud the Issuer, convert WWCD's business from the Issuer to entities owned or controlled by Stengel or his wife, and to breach his fiduciary duties to the Issuer. By letter dated May 5, 2000, G. Rotman, as president and chief executive officer of the Issuer, notified Stengel that he was relieved of his responsibilities at WWCD. Since May 5, 2000, Stengel has solicited customers and employees of WWCD to become customers and employees of entities he owns or controls, to the detriment of the Issuer.

     On June 1, 2000, at the direction of G. Rotman, as president and chief executive officer of the Issuer, the Issuer commenced an action (the "Maryland Action") in the United States District Court for the District of Maryland against Stengel alleging that Stengel breached his fiduciary duties to the Issuer, made intentional misrepresentations to, and concealed material facts from, executive officers of the Issuer, engaged in constructive fraud with respect to the Issuer and converted the Issuer's property to his own benefit. For example, the Complaint alleges that Stengel operated and participated in the operation of a number of businesses owned by Stengel or his wife from WWCD's facility using WWCD's employees without the knowledge or consent of the other officers and directors of the Issuer. The Complaint further alleges that Stengel diverted numerous corporate opportunities from the Issuer to corporations that he owned or controlled. The Complaint seeks compensatory damages and punitive damages.

     Stengel has moved to dismiss the Maryland Action on the ground that G. Rotman, as president and chief executive officer, did not have the authority to file the lawsuit and that board approval was necessary to authorize the Issuer to commence the Maryland Action. Stengel has also commenced an action in the Delaware Chancery Court seeking, among other things, a declaration that he was improperly removed as an officer of the Issuer and should be reinstated as such and to dismiss the Maryland Action and prohibit the Rotmans from causing the Issuer to take any action outside the ordinary course of business.

     As a result of Stengel's actions described above, G. Rotman, as the Issuer's President, has called a Special Meeting

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 8 of 13 pages
--------------------                                    -----------------------


of Shareholders to elect directors. The Meeting has been called for September 7, 2000, and the record date for shareholders entitled to notice of, and to vote at, the Special Meeting is August 1, 2000. The Rotmans intend to nominate themselves, Pilaro and John Martin, the Issuer's chief technology officer, to serve as directors of the Issuer. The Rotmans intend to promptly commence solicitation of proxies, in accordance with Section 14 of the Securities Exchange Act of 1934, from shareholders of the Issuer to elect their slate of candidates at the Special Meeting. If the Rotmans succeed in their solicitation, they intend to take board action to terminate Stengel as an officer of the Issuer.

     Each Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including developments in the proposed proxy solicitation, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time including, without limitation, purchasing additional shares of common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of July 20, 2000, each of the Reporting Persons owned the number of shares listed below: The percentage of class is computed on the basis of 47,056,140 outstanding Shares as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2000.

Name                             # of Shares         % of Class
----                        -------------------      ----------
Gregory Rotman                   8,309,005           17.90%
Richard Rotman                  10,155,451           21.88%
Andrew Pilaro                    1,700                  -

     (b) Each Reporting Person has voting and dispositive power with respect to all Shares held by such person.

     (c) During the sixty-day period ended as of the date hereof, no Reporting Person has engaged in any transaction in any Shares.

     (d) No person other than the Reporting Persons referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

     (e) Not applicable.

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 9 of 13 pages
--------------------                                    -----------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     G. Rotman and R. Rotman have an understanding that they will solicit proxies in support of their slate for election as directors at the Special Meeting. Pilaro has consented to be named in any proxy statement filed by the Rotmans and to serve as a director of the Issuer, if elected. Each Reporting Person intends to vote the Shares he beneficially owns in support of the foregoing. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares owned by the others.

     The parties have entered into an agreement to file a joint Schedule 13D.

     Except as described above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) among them or with any other person with respect to the securities of the Issuer, including but not limited to the transfer or voting of any of the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are attached to this Schedule 13D:

     3. Joint Filing Agreement for Schedule 13D among the Reporting Persons.

     4. Power of Attorney.

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 10 of 13 pages
--------------------                                    -----------------------



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2000


/s/ Gregory Rotman
---------------------
Gregory Rotman



/s/ Richard Rotman
---------------------
Richard Rotman



/s/ Andrew Pilaro
---------------------
Andrew Pilaro

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 11 of 13 pages
--------------------                                    -----------------------


                                  EXHIBIT INDEX

3.   Joint Filing Agreement (filed herewith).

4.   Power of Attorney (filed herewith).

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 12 of 13 pages
--------------------                                    -----------------------



                                                                       EXHIBIT 3

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(l)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated July ___, 2000 (including amendments thereto) with respect to the common stock of Sales Online Direct, Inc. f/k/a Securities Resolution Advisors, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


/s/ Gregory Rotman
---------------------
Gregory Rotman




/s/ Richard Rotman
---------------------
Richard Rotman




/s/ Andrew Pilaro
---------------------
Andrew Pilaro

--------------------                                    -----------------------
 CUSIP NO.81375R107                                        Page 13 of 13 pages
--------------------                                    -----------------------


                                                                       EXHIBIT 4

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each person signing below hereby constitutes and appoints each of Gregory Rotman and Richard Rotman, acting singly, as his true and lawful attorney-in-fact and agent for him in his name, place and stead to sign any and all Schedules 13D and Amendments thereto relating to the Common Stock of Sales Online Direct, Inc. and to file the same, with all exhibits thereto, with the Securities and Exchange Commission and such Exchanges on which such securities may be traded, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Dated:   July 21, 2000


/s/ Gregory Rotman
---------------------
Gregory Rotman




/s/ Richard Rotman
---------------------
Richard Rotman




/s/ Andrew Pilaro
---------------------
Andrew Pilaro